China Mobile Games and Entertainment Group Limited

September 13, 2012

VIA EDGAR & BY FAX

Barbara C. Jacobs, Assistant Director
Mark P. Shuman, Branch Chief - Legal
Matthew Crispino, Staff Attorney
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             China Mobile Games and Entertainment Group Limited

Registration Statement on Form F-1 (Registration No.: 333-183423)

Dear Ms. Jacobs, Mr. Shuman and Mr. Crispino:

On September 11, 2012, we requested the acceleration of the effective date of the registration statement on Form F-1 of China Mobile Games and Entertainment Group Limited, pursuant to Rule 461 of the Securities Act of 1933, as amended, to September 13, 2012 at 10:00 a.m. New York City time or as soon thereafter as practicable.

We hereby respectfully withdraw that acceleration request.

Very truly yours,

China Mobile Games and Entertainment Group Limited

By:	/s/ Ken Jian Xiao
Name:	Ken Jian Xiao
Title:	Chief Executive Officer